UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-8207

A	Full title of the plan and the address of the plan, if different from that of the issuer named below: The Home Depot FutureBuilder

B	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Home Depot, Inc.

2455 Paces Ferry Road

Atlanta, Georgia  30339

THE HOME DEPOT FUTUREBUILDER

Report of Independent Registered Public Accounting Firm

The Administrative Committee

The Home Depot FutureBuilder:

We have audited the accompanying statements of net assets available for benefits of The Home Depot FutureBuilder (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2007 and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s Administrative Committee.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Atlanta, Georgia

June 27, 2008

THE HOME DEPOT FUTUREBUILDER

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets:
Investments, at fair value	$2,435,808,709	$2,684,583,935

Receivables:
Participant contributions receivable	41,366	24,625
Employer contributions receivable	7,370	1,960,935
Due from broker	—	710,435
Other receivables	250,664	1,282,998

Total receivables	299,400	3,978,993

Total assets	2,436,108,109	2,688,562,928

Liabilities:
Accrued liabilities	829,693	655,895
Due to broker	1,483,076	—

Total liabilities	2,312,769	655,895

Net assets available for benefits at fair value	2,433,795,340	2,687,907,033

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,753,776	—

Net assets available for benefits	$2,435,549,116	$2,687,907,033

See accompanying notes to financial statements.

THE HOME DEPOT FUTUREBUILDER

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2007 and 2006

	2007	2006
Additions to net assets attributed to:
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$(236,429,171)	$110,075,952
Interest income	24,583,226	20,382,393
Dividends	36,584,820	26,766,379

Total investment (loss) income	(175,261,125)	157,224,724

Contributions:
Participants	328,501,391	288,857,141
Employer	154,999,501	139,264,677

Total contributions	483,500,892	428,121,818

Total additions	308,239,767	585,346,542

Deductions from net assets attributed to:
Benefits paid to participants	320,891,212	286,025,221
Assets transfer	228,002,700	—
Administrative expenses	11,703,772	9,923,248

Total deductions	560,597,684	295,948,469

Net (decrease) increase	(252,357,917)	289,398,073

Net assets available for benefits:
Beginning of year	2,687,907,033	2,398,508,960

End of year	$2,435,549,116	$2,687,907,033

See accompanying notes to financial statements.

THE HOME DEPOT FUTUREBUILDER

Notes to Financial Statements

December 31, 2007 and 2006

(1)                     Description of the Plan

The following is a brief description of The Home Depot FutureBuilder (the Plan). Participants should refer to the plan document or the summary plan description for a more complete description of the Plan’s provisions.

(a)                   General

The Plan is a defined contribution plan covering substantially all U.S. associates of The Home Depot, Inc. and subsidiaries (the Company). Associates are eligible to participate in the Plan for purposes of making elective deferrals after completing 90 days of service. Participants are eligible for the Company’s matching contributions on the first day of the calendar quarter (January 1, April 1, July 1, and October 1) coincident with or following the completion of 12 months of service and 1,000 hours. Temporary associates and certain THD At-Home Services, Inc. 100% commission associates are eligible to make before-tax contributions following the completion of 12 months of service and 1,000 hours. The Plan excludes leased associates, nonresident aliens, and associates covered by a collective bargaining agreement, unless the terms of the collective bargaining agreement require that the associate be eligible to participate in the Plan. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Administrative Committee, the members of which are officers of Home Depot U.S.A., Inc.

The Home Depot, Inc., the Plan sponsor, sold certain of its subsidiaries comprising the HD Supply business segment (HD Supply) on August 30, 2007.  Upon the closing of this transaction, the Plan accounts of all HD Supply associates actively employed as of the closing date were fully vested in their respective account balances in the Plan.  HD Supply associates continued to participate in the Plan through December 27, 2007, and the Plan was treated as a multiple employer plan during the period beginning on the closing date and ending on December 27, 2007.  The Plan was amended effective as of the closing date to incorporate all provisions required by law to satisfy the requirements for a multiple employer plan, including the continued awarding of vesting and eligibility service credit under the Plan for post-closing service with HD Supply through December 27, 2007 and separate nondiscrimination testing for HD Supply and the Company. The assets and liabilities attributable to associates of HD Supply, Inc. were transferred to a newly-created HD Supply defined contribution plan on December 27, 2007.

(b)                   Contributions

Under the 401(k) portion of the Plan, participants may contribute up to 50% of annual compensation on a pretax basis, as defined in the Plan, subject to regulatory limitations, and participants age 50 or older can make catch-up contributions to the Plan. Participants may also contribute amounts representing eligible rollover distributions from other qualified retirement plans. The Company provides matching contributions of 150% of the first 1% of eligible compensation contributed by a participant and 50% of the next 2% to 5% of eligible compensation contributed by a participant beginning on the first day of the calendar quarter following the completion of 12 months of service and 1,000 hours. THD At-Home Services 100% commission associates are not eligible to receive matching contributions.  Associates of Williams Bros. Lumber Company, LLC (Williams Bros.) and Cox Lumber Company were eligible for matching contributions of 25% of the first 6% of

THE HOME DEPOT FUTUREBUILDER

Notes to Financial Statements

December 31, 2007 and 2006

compensation contributed by a participant.  Additional amounts may be contributed at the option of the Company’s Board of Directors.  The default for the Company’s matching contribution if no direction is given, is the participant’s current investment election with respect to elective contributions. If the participant has made no affirmative investment election with respect to elective contributions, the default is the Barclays Global Investors (BGI) Balanced Fund.

Certain former participants of the Maintenance Warehouse FutureBuilder were eligible for supplemental annual matching contributions. Eligible associates employed on or before July 1, 1999 who were actively employed by HD Supply, Inc. (formerly, The Home Depot Supply, Inc.) at December 31 of each calendar year received a matching contribution equal to 4.5% of annual compensation. Additionally, eligible associates of HD Supply, Inc. employed on or before July 1, 2004 who were actively employed by HD Supply, Inc. at December 31 of each calendar year received a matching contribution equal to 2.5% of annual compensation. Participants must continually contribute at least 3% of compensation to the Plan in order to remain eligible for the supplemental annual matching contributions. Participants designated by the Company as highly compensated associates are not eligible to receive the supplemental annual matching contributions.  The Company made supplemental annual matching contributions relating to the 2006 plan year, but the obligation to make such contributions for the 2007 plan year transferred with all assets and liabilities to HD Supply, Inc.’s defined contribution plan at the end of 2007.

Employee stock ownership contributions were made solely by the Company and at the discretion of the Company’s Board of Directors (ESOP contributions). The Company made its last ESOP contribution in February 1999.

(c)                    Participant Accounts

The Plan maintains a separate account for each participant, to which contributions and investment performance are allocated.

THE HOME DEPOT FUTUREBUILDER

Notes to Financial Statements

December 31, 2007 and 2006

(d)                   Vesting

Under the 401(k) portion of the Plan, participants are immediately vested in their contributions and net value changes thereon. Vesting in the Company’s matching and discretionary contributions and net value changes thereon is generally based on years of vesting service. A participant is 100% vested in the Company’s matching contributions after three years of service. An associate becomes 100% vested in the Company’s matching and ESOP contributions and net value changes thereon upon death, attaining age 65 while still employed, total or permanent disability, or if the Plan is terminated.

Vesting for the ESOP contributions and earnings or losses thereon is based on years of service, as follows:

Vesting
Years of service	Percentage
3	20%
4	40
5	60
6	80
7 or more	100

(e)                    Distributions

Upon death, disability, termination of service for any other reason, or attaining age 59 ½, participants or beneficiaries may elect to receive a lump-sum payment of their vested account balance at fair value on the date of distribution in the form of cash or Company stock.

(f)                      Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus the highest outstanding account balance in the preceding 12 months or 50% of their vested account balance. Loan terms range from one to four years. The loans bear interest at a rate equal to the prime rate plus 1%. Certain loans with terms greater than four years remain outstanding, including certain loans rolled over from retirement plans of acquired companies.

(g)                   Forfeited Accounts

Forfeited nonvested accounts are used first to reduce Plan expenses and then to reduce future employer contributions. In 2007 and 2006, $5,460,223 and $4,779,898, respectively, in forfeitures were used to reduce Plan expenses.

(h)                   Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company. These costs include legal, accounting and certain administrative fees. Expenses paid by the Plan include all other administrative costs not paid by the Company.

THE HOME DEPOT FUTUREBUILDER

Notes to Financial Statements

December 31, 2007 and 2006

(2)                     Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Plan in preparing its financial statements.

(a)                   Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)                   Investment Valuation and Income Recognition

Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The INVESCO Stable Value Trust contains certain investment contracts for which there is no active trading market, and as such are carried at their contract value as determined by the AMVESCAP National Trust Company, which approximates fair value.  All other investments in units of collective trusts are valued at the respective net asset values as reported by such trusts.  The Company’s common stock is valued at its quoted market price as obtained from the New York Stock Exchange.  Securities transactions are accounted for on the trade date.  The investment in short-term investment funds of The Northern Trust Company is reported at fair value as determined by The Northern Trust Company based on the quoted market prices of the securities in the fund.

The JP Morgan Stable Value Fund invests primarily in guaranteed investment contracts and synthetic investment contracts with insurance companies which are fully benefit-responsive. These investments are presented at the fair value of units held by the Plan as of December 31 in the statements of net assets available for benefits including separate disclosure of the adjustment to contract value, which is equal to principal balance plus accrued interest. As provided in Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP), an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using the market approach discounting methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period-end. Additional information on the JP Morgan Stable Value Fund is discussed in Note 3.

Participant loans are carried at cost, which approximates fair value.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  The Plan’s investments include funds which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market, credit, and individual country and currency risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements and supplemental schedules.

THE HOME DEPOT FUTUREBUILDER

Notes to Financial Statements

December 31, 2007 and 2006

(c)                     Payment of Benefits

Benefits are recorded when paid.

(d)                    Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Administrative Committee of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(e)                     Fair Value of Financial Instruments

The Plan’s investments are stated at fair value, with the exception of the Plan’s fully benefit responsive investment contracts which are adjusted to contract value within the Statements of Net Assets Available for Benefits.  In addition, the carrying amount of receivables and liabilities is a reasonable approximation of the fair value due to the short-term nature of these instruments.

(f)                       Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements. SFAS 157 becomes effective for fiscal years beginning after November 15, 2007, and will therefore be effective for the Plan in fiscal 2008. Implementation of SFAS 157 as it relates to the fair value measurements of nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in an entity’s financial statements on a recurring basis, has been deferred to fiscal years beginning after November 15, 2008. The adoption of SFAS 157 in fiscal 2008 is not expected to have a material impact on the financial statements.

(3)                     JP Morgan Stable Value Fund

The Plan invests in a separate account, the JP Morgan Stable Value Fund (the Fund), which owns fully benefit responsive investment contracts. As a result of the FSP, the Plan’s investment in the Fund is presented at fair value in the Statements of Net Assets Available for Benefits with an adjustment from fair value to contract value of $1,753,776 as of December 31, 2007. The fair value of the Fund as of December 31, 2007 was $248,208,004. The fair value of the Fund equals the total of the fair value of the underlying assets plus the fair value of the wrap contract, which is calculated using the market approach discounting methodology, which incorporates the difference between current market level rates for the contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of year end.

THE HOME DEPOT FUTUREBUILDER

Notes to Financial Statements

December 31, 2007 and 2006

A synthetic guaranteed investment contract (GIC), also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution, designed to provide a contract value “wrapper” around a portfolio of bonds or other fixed income securities that are owned by the Fund. The assets underlying the Fund’s wrap contracts are units of fixed income collective investment trusts (Aegon, Bank of America, Royal Bank of Canada and State Street Bank with credit ratings of AA, AA+, AA- and AA, respectively). The wrap contracts are obligated to provide an interest rate not less than zero. These contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the Fund, but rather are amortized, over the duration of the underlying assets, through adjustments to the future interest crediting rate. The issuer guarantees that all qualified participant withdrawals will occur at contract value.

The Plan’s interest in the underlying fixed income collective investment trusts in which the Fund invests is calculated by applying the Fund’s ownership percentage in these underlying fixed income collective investment trusts to the total fair value of the underlying fixed income collective investment trusts. The underlying assets owned by the Fund consist primarily of readily marketable fixed income securities with quoted market prices.

The interest crediting rate is determined quarterly and is primarily based on the current yield to maturing of the covered investments, plus or minus amortization of the difference between the market value and the contract value of the covered investments over the duration of the covered investments at the time of computation. There is no relationship between future crediting rates and the adjustments to contract value reporting in the Statements of Net Assets Available for Benefits.

The average market yield of the Fund for the year ended December 31, 2007 was 6.63%. The average yield earned by the Fund that reflects the actual interest credited to participants for the year ended December 31, 2007 was 5.52%.

(4)                     Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 9, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC), and, therefore, is exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Administrative Committee of the Plan believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5)                     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.

(6)                     Investments

The Plan’s investments are held by the Trustee of the Plan, The Northern Trust Company. Plan participants may direct the investment of their accounts on a daily basis in a number of investment options available under the Plans. A description of the assets of the Plan’s investment options follows:

•                  The Home Depot, Inc. Common Stock – Fund invests in common stock of The Home Depot, Inc.

THE HOME DEPOT FUTUREBUILDER

Notes to Financial Statements

December 31, 2007 and 2006

•                  JP Morgan Stable Value Fund – Fund is a separate account that invests in high quality fixed income securities.

•                  TimesSquare Mid-Cap Growth Strategy Fund – Fund is a separate account that invests in common and preferred stock of U.S. mid-sized companies that display strong growth prospects.

•                  BGI Equity Index Stock Fund – Fund is a collective trust that invests in the common stocks included in Standard & Poor’s 500 Index.

•                  Dodge & Cox Stock Fund – Fund invests in a registered investment company that invests in common stocks of companies that the fund’s managers believe to be temporarily undervalued but have favorable long-term growth prospects.

•                  Dodge & Cox International Stock Fund – Fund invests in a registered investment company that invests in a diversified portfolio of equity securities issued by non-U.S. companies, which will provide long-term growth.

•                  T. Rowe Price Small-Cap Stock Fund – Fund invests in a registered investment company that invests in common stocks of small, fast-growing companies that are believed to offer strong potential earnings growth or are undervalued.

•                  BGI LifePath Portfolios – Fund is a collective trust that invests in stocks, bonds and money market instruments.

•                  BGI U.S. Debt Index Fund – Fund is a collective trust that invests in U.S. Treasury and federal agency bonds, corporate bonds, residential and commercial mortgage-backed securities and asset-backed securities.

•                  BGI Balanced Fund – Fund is a synthetic fund that invests approximately 60% of its assets in the BGI Equity Index Stock Fund (which invests in equity securities – stocks) with the remainder of the fund invested in the BGI U.S. Debt Index Fund (which invests in fixed income securities – bonds).

•                  INVESCO Stable Value Trust – Fund is a collective trust that primarily invests in short-term debt obligations that mature within one to three years.  Effective October 8, 2007, the Investment Committee for the Plan replaced this fund with the JP Morgan Stable Value Fund.

•                  Artisan Mid-Cap Fund – Fund is a separate account that invests in common stocks of mid-sized companies that display strong growth prospects.  Effective July 2, 2007, the Investment Committee for the Plan replaced this fund with the TimesSquare Mid-Cap Growth Strategy Fund.

•                  Templeton Foreign Fund – Fund invests in a registered investment company that invests in stocks and debt obligations of companies and governments outside the U.S.  Effective July 2, 2007, the Investment Committee for the Plan replaced this fund with the Dodge & Cox International Stock Fund.

THE HOME DEPOT FUTUREBUILDER

Notes to Financial Statements

December 31, 2007 and 2006

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2007 and 2006 are as follows:

	2007	2006
The Home Depot, Inc. Common Stock	$588,128,841	$1,035,637,297
Times-Square Mid-Cap Growth Strategy Fund	373,443,847	—
BGI Equity Index Stock Fund	300,449,399	279,513,481
Dodge & Cox International Stock Fund	278,130,070	—
Dodge & Cox Stock Fund	258,145,270	283,677,636
JP Morgan Stable Value	248,208,004	—
Participants’ Loan	134,416,867	125,019,894
INVESCO Stable Value Trust	—	273,010,337
Artisan Mid-Cap Fund	—	270,446,155
Templeton Foreign Fund	—	210,005,838

During 2007 and 2006, the Plan’s investments (depreciated) appreciated in fair value as follows:

	2007	2006
Net (depreciation) appreciation in fair value:
The Home Depot, Inc. Common Stock	$(305,946,459)	$(18,768,490)
Separate accounts	48,587,526	—
Collective trust funds	19,597,632	60,430,071
Registered investment funds	1,332,130	68,414,371

Net (depreciation) appreciation in fair value	$(236,429,171)	$110,075,952

(7)                    Investment in Master Trust

The assets of the Plan are invested in a Master Trust. At December 31, 2007 and 2006, the Plan’s interest in the net assets of the Master Trust was over 99%, with The Home Depot FutureBuilder for Puerto Rico holding the remaining interest.

THE HOME DEPOT FUTUREBUILDER

Notes to Financial Statements

December 31, 2007 and 2006

Summarized financial information of the Master Trust as of December 31, 2007 and 2006 is as follows:

	2007	2006
Assets:
Investments
The Home Depot, Inc. Common Stock	$589,844,807	$1,037,832,672
Separate accounts	623,188,604	—
Collective trust funds	444,609,398	905,567,486
Registered investment funds	648,136,559	620,442,036
Participant loans	135,204,221	125,690,600
Total investments	2,440,983,589	2,689,532,794

Receivables:
Participant contributions receivable	41,366	24,625
Employer contributions receivable	7,370	1,960,935
Due from broker	—	710,435
Other receivables	250,664	1,282,998
Total receivables	299,400	3,978,993
Total assets	2,441,282,989	2,693,511,787

Liabilities:
Accrued liabilities	831,440	655,895
Due to broker	1,486,196	—
Total liabilities	2,317,636	655,895
Net assets available for benefits at fair value	2,438,965,353	2,692,855,892
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,763,733	—
Net assets available for benefits	$2,440,729,086	$2,692,855,892

THE HOME DEPOT FUTUREBUILDER

Notes to Financial Statements

December 31, 2007 and 2006

Net assets, investment (loss) income and administrative expenses related to the Master Trust are allocated to the individual plans based upon actual activity for each of the plans. Investment income for the Master Trust for the years ended December 31, 2007 and 2006 is as follows:

	2007	2006
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments:
The Home Depot, Inc. Common Stock	$(306,720,817)	$(18,768,599)
Separate accounts	48,609,884	—
Collective trust funds	19,623,860	60,526,339
Registered investment funds	1,399,226	68,475,308

Net (depreciation) appreciation in fair value of investments	(237,087,847)	110,233,048

Dividends and interest income	61,276,345	47,218,560

Total investment (loss) income	$(175,811,502)	$157,451,608

(8)                    Related-Party Transactions

Certain Plan investments include shares of common stock issued by The Home Depot, Inc., the Plan Sponsor. At December 31, 2007 and 2006, the Plan held a combined total of 21,831,063 and 25,787,781 shares valued at approximately $26.94 and $40.16 per share, respectively. Additionally, dividends received by the Plan include dividends paid by The Home Depot, Inc. These transactions constitute party-in-interest transactions since The Home Depot, Inc. is the Plan Sponsor.

Plan investments include units of short-term investment funds managed by The Northern Trust Company. The Northern Trust Company is the Trustee as defined by the Plan and, therefore, these transactions constitute party-in-interest transactions since The Northern Trust Company is a Plan fiduciary.

(9)                    Plan Amendments and Other Plan Changes

Effective January 1, 2006, the Plan was amended to reflect certain provisions of the regulations issued by the Department of Treasury under Sections 401(k) and 401(m) of the Internal Revenue Code of 1986, as amended and to make certain other design changes.

Effective March 31, 2006, the Plan was amended to (i) reflect the addition of Cox Lumber Co. and Cox Lumber Co. of Inverness (collectively, “Cox Lumber”) as participating employers in the Plan and to provide for a special rate of matching contribution for associates of Cox Lumber; (ii) make clarifying revisions to Schedule A of the Plan; (iii) allow participants to receive in-service distribution upon attaining age 59 1/2 ; (iv) add a year-end assessment of matching contributions ensuring each participant employed by Hughes Supply, Inc. as of May 1, 2006 who contributes elective deferrals to the Plan during the year receives the Plan matching contributions determined on an annualized basis.

Effective January 1, 2007, the Plan was amended and restated to incorporate all prior amendments, as required for submission of the Plan for favorable determination by the Internal Revenue Service for all changes in the law since GUST, including the Economic Growth and Tax Relief Reconciliation Act of

THE HOME DEPOT FUTUREBUILDER

Notes to Financial Statements

December 31, 2007 and 2006

2001 (EGTRRA), final Section 401(k) and 401(m) Treasury regulations, and changes to Section 401(a)(9) of the Internal Revenue Code.

Effective August 30, 2007, the Plan was amended to (i) allow for the continued participation of associates of HD Supply, Inc. and its subsidiaries following the sale of that business by The Home Depot, Inc., (ii) add the provisions required under the Internal Revenue Code for a multiple employer plan (Items (i) and (ii) collectively, the “Transition Provisions”), (iii) to authorize the Administrative and Investment Committees to remove and replace their own members, and (iv) to add HD Guam, LLC as a participating employer.

Effective December 27, 2007, the Plan’s Administrative Committee authorized the transfer of assets and liabilities attributable to associates of HD Supply, Inc. and its subsidiaries by means of a plan-to-plan transfer of assets and liabilities from the Plan to a newly-created HD Supply defined contribution plan.  The amount of the transfer was $228,002,700.

Effective January 1, 2008, the Plan was amended to remove the Transition Provisions from the Plan.

(10)             Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits as presented in these financial statements to the balance per Form 5500 as of December 31 (as expected to be filed for 2007 and as filed for 2006):

	2007	2006
Net assets available for plan benefits	$2,435,549,116	$2,687,907,033
Deemed distributions	(684,478)	(533,596)
Participant withdrawals payable	(1,726,245)	—
Adjustment from fair value	(1,753,776)	—

Net assets available for plan benefits - Form 5500	$2,431,384,617	$2,687,373,437

Deemed distributions are defaulted and unpaid participant loans.

The following is a reconciliation of changes in net assets available for plan benefits as presented in these financial statements and Form 5500 as of December 31 (as expected to be filed for 2007 and as filed for 2006):

	2007	2006
(Decrease) increase in net assets per statement of changes in net assets available for plan benefits	$(252,357,917)	$289,398,073
Deemed distributions	(150,882)	(172,753)
Participant withdrawals payable	(1,726,245)	—
Adjustment from fair value	(1,753,776)	—
Assets transfer	228,002,700	—

Net (loss) income - Part II Line K Form 5500	$(27,986,120)	$289,225,320

THE HOME DEPOT FUTUREBUILDER

Notes to Financial Statements

December 31, 2007 and 2006

(11)              Nonexempt transactions

For the plan years ended December 31, 2007 and 2006, there were isolated, immaterial instances in which subsidiaries of the Company failed to remit participant contributions and loan repayments to the Plan in the time required by the Department of Labor, representing a nonexempt loan of funds to the subsidiaries from the Plan. These late contributions and loan repayments have been corrected, and the Plan’s Administrative Committee is in the process of self-reporting these transactions to the Internal Revenue Service on Form 5330 and paying the applicable excise taxes.

THE HOME DEPOT FUTUREBUILDER

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

For the Year ended December 31, 2007

(a) Identity of party involved	(b) Relationship to Plan, employer or other party in interest	(c) Description of transactions	(d) Amount on Line 4(a)
The Home Depot, Inc.	Plan sponsor	Employee deferrals not deposited to Plan in a timely manner	$7,371

See accompanying report of independent registered public accounting firm.

THE HOME DEPOT FUTUREBUILDER

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of issue		Description of investment		Current value
*	The Home Depot, Inc. Common Stock	21,831,063	shares of common stock	$588,128,841
	JP Morgan Stable Value	248,208,004	units of separate account	248,208,004
	TimesSquare Mid-Cap Growth Strategy Fund	9,451,882	units of separate account	373,443,847
	BGI Equity Index Stock Fund	6,472,413	units of collective trust	300,449,399
	Dodge & Cox Stock Fund	1,867,100	shares of registered investment company	258,145,270
	Dodge & Cox International Stock Fund	6,043,678	shares of registered investment company	278,130,070
	T. Rowe Price Small-Cap Stock Fund	3,680,785	shares of registered investment company	111,270,121
	BGI LifePath Portfolios	3,103,260	units of collective trust	36,104,374
	BGI U.S. Debt Index Fund	5,020,173	units of collective trust	72,842,714
*	The Northern Trust Company Coltv
	Short-Term Investment Fund	34,669,202	units of collective trust	34,669,202
	Participant loans		loans with interest rates generally ranging from 5.0% to 10.5% and maturity dates through June 13, 2012	134,416,867
	Total investments			$2,435,808,709

*Indicates party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2008	The Home Depot FutureBuilder

/s/ Richard I. Johnson
	By:	Richard I. Johnson
Member of The Home Depot
FutureBuilder Administrative Committee

/s/ Rebecca I. Flick
	By:	Rebecca I. Flick
Member of The Home Depot
FutureBuilder Administrative Committee

/s/ Timothy A. Hourigan
	By:	Timothy A. Hourigan
Member of The Home Depot
FutureBuilder Administrative Committee